GENVEC, INC.

910 Clopper Road, Suite 220N

Gaithersburg, MD 20878

February 10, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:	GenVec, Inc.
Shelf Registration Statement on Form S-3 (File No. 333-193511)
Request for Acceleration of Effective Date

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GenVec, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Shelf Registration Statement on Form S-3 and declare the Shelf Registration Statement effective as of 4:30 PM, Eastern Time, on February 11, 2013, or as soon thereafter as possible.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GenVec, Inc.

/s/ Douglas J. Swirsky
By:	Douglas J. Swirsky
Title:	President, Chief Executive Officer, and Chief Financial Officer